P.E. 2/11/02

02016635

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Second Report
for the month of February 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the proxy statement of the registrant dated February 18, 2002 with respect to the registrant's Extraordinary General Meeting of Shareholders to be held on March 11, 2002.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: February 19, 2002

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1.	Registrant's proxy statement dated February 18, 2002	

EXHIBIT 1

ELBIT SYSTEMS LTD.

Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel

PROXY STATEMENT
FOR
EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
OF ELBIT SYSTEMS LTD.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES AUTHORITY OF THE STATE OF ISRAEL HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

February 18, 2002

Elbit SYSTEMS Ltd

February 18, 2002

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. (the "Company") Extraordinary General Meeting of Shareholders to be held at 11:00 a.m. local time on March 11, 2002, at the Company's offices on the 31st floor of the Triangular Building of the Azrieli Center in Tel-Aviv, Israel.

The purpose of the meeting is to elect three members to our Board of Directors, including two External Directors, as described in the accompanying proxy statement. The Board of Directors recommends that you vote "FOR" each of the nominees, as specified on the enclosed proxy card.

We look forward to greeting all the shareholders who are present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience please sign, date and mail the enclosed proxy card in the envelope provided so that it is received by the Company not later than 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours,

MICHAEL FEDERMANN
Chairman of the Board of Directors

JOSEPH ACKERMAN
President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Haifa, Israel
February 18, 2002

This is notice that an Extraordinary General Meeting of Shareholders of Elbit Systems Ltd. (the "Company") will be held at the Company's offices on the 31st floor of the Triangular Building of the Azrieli Center in Tel-Aviv, Israel, on March 11, 2002, at 11:00 a.m. local time, for the purpose of electing three members to the Company's Board of Directors, including two External Directors.

Shareholders of record at the close of business on February 17, 2002, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors,

MICHAEL FEDERMANN
Chairman of the Board of Directors

JOSEPH ACKERMAN
President and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers summarize the matter to be voted on at the Extraordinary General Meeting. For a more complete description of the matter please see the accompanying Proxy Statement.

Q: **When and where is the Meeting?**

A: The Meeting will take place at 11:00 a.m. local time, on March 11, 2002, at the Company's offices on the 31st floor of the Triangular Building of the Azrieli Center in Tel-Aviv, Israel.

Q: **What is the matter to be voted on at the Meeting?**

A: The matter to be voted on at the Meeting is the election of three members to the Company's Board of Directors, including two External Directors.

Q: **Why is it necessary to elect these directors?**

A: Each of the terms of the current two External Directors expires in March 2002, and they are not permitted by law to continue serving as External Directors. Israeli law requires the Company to have two External Directors on the Board of Directors. In addition, another director has announced his intention to resign from the Board of Directors at the end of February 2002 and such vacancy should be filled.

Q: **Does the Company and its Board of Directors recommend voting for the nominees at the Meeting?**

A: The Company and the Board of Directors recommend voting for all three nominees to the Board of Directors, as described in the accompanying Proxy Statement.

Q: **What voting majority is required?**

A: In order to elect a director who is not an External Director, the required majority is more than 50% of the shares voted at the Meeting. Election of any External Director requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) such majority includes at least one third (⅓) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company's voting rights.

Q: **What do I need to do now?**

A: You should indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy card must be received by the Company at least 24 hours before the Meeting.

Q: **What do I do if I want to change my vote?**

A: Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q: **If my shares are held in "street name" by my broker, will my broker vote my shares for me?**

A: Your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker to vote your shares, according to any directions provided by your broker.

Q: **Who can help answer my questions?**

A: For additional information about the Meeting, please contact Arie Tal, the Company's Corporate Secretary, during normal office hours, Sunday through Thursday, at the Company's offices in Haifa, Israel, telephone 011-972-4-8316632.

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the shareholders of ordinary shares, NIS 1.00 nominal value, of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the Company's Board of Directors' solicitation of proxies for use at the Shareholders' Extraordinary General Meeting to be held on March 11, 2002 (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Extraordinary General Meeting of Shareholders.

It is proposed that at the Meeting the shareholders elect three members to the Board of Directors, including two External Directors, as detailed below.

The Company currently is not aware of any other matters which might be raised at the Meeting. If any other matters are properly raised at the Meeting, the persons designated as proxies intend to vote according to their judgment on those matters. Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on February 17, 2002, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on February 1, 2002, 38,788,458 ordinary shares, each giving a right of one vote for the matter to be presented at the Meeting. No less than two shareholders, present in person or by proxy, and holding or representing between them at least one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

A majority of the votes cast at the Meeting either in person or by proxy is required to approve the election of the non-External Director nominee. Election of any External Director requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) such majority includes at least one-third (⅓) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company's voting rights.

VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any properly signed and filed proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be voted at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form, will be voted in favor of the election of all the nominees to the Board of Directors. Abstentions and broker non-votes will not be treated as either a vote "for" or "against" the election of a nominee, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about February 18, 2002, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of February 1, 2002, the number of ordinary shares owned by (i) all shareholders known by the Company to own 5% or more of the Company's ordinary shares and (ii) all current directors and officers of the Company as a group.

Name and Address	Number of Shares	Percent
The Federmann Group 101 Hayarkon Street Tel-Aviv, Israel(1)	12,100,000	31.19%
Elron Electronic Industries Ltd. ("Elron") Advanced Technology Center P.O. Box 1573, Haifa 31053, Israel(2)	8,195,446	21.12%
Bank Hapoalim Group Tel-Aviv, Israel(3)	2,270,272	5.85%
All officers and directors as a group (25 persons)	4,569	—

(1) The Federmann Group includes Federmann Enterprises Ltd. ("Federmann Enterprises"), an Israeli company that holds 21.30% of the Company's shares, and Heris Finanz Aktiengesellschaft ("Heris"), a Liechtenstein company that holds 9.89% of the Company's shares.

Federmann family-owned companies own all of Federmann Enterprises. Bella Federmann owns approximately 14% of the voting rights in Federmann Enterprises. Michael Federmann, son of Bella Federmann, and his family members own approximately 61% of the voting rights in, and approximately 62.5% of the equity of, Federmann Enterprises. Irit Federmann-Landau, daughter of Bella Federmann, owns approximately 22.5% of the voting rights in, and approximately 17.5% of the equity of, Federmann Enterprises. Shmuel Federmann, Bella Federmann's brother-in-law, and members of Shmuel Federmann's family, Ruth, Ami and Ronit, own approximately 2.5% of the voting rights in, and 20% of the equity of, Federmann Enterprises.

Ownership of Heris is held, directly and through wholly-owned subsidiaries, by Federmann Enterprises (approximately 85.5% of the equity and voting rights) and by Irit Federmann-Landau (approximately 14.5% of the voting and equity rights).

Michael Federmann, Chairman of the Company's Board of Directors, is also a director of Federmann Enterprises and Heris.

(2) Elron is a multinational, high-technology holding company whose global business is conducted through a group of affiliated high-technology operating companies. The principal shareholders of Elron are Discount Investment Corporation, Bank Leumi Group, Hapoalim Trust Fund Ltd., Clal Insurance Ltd., and the mutual and/or provident funds managed by them in Israel which, as of February 1, 2002, held approximately 42.32%, 7.13%, 5.88% and 1.67%, respectively, of the voting power of Elron.

IDB Holding Corporation Ltd. ("IDBH") is the parent company of IDB Development Ltd. ("IDBD"), which, in turn, is the parent of DIC. Companies that may be deemed to be controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati together own approximately 51.7% of the equity and voting power of IDBH. Elaine Recanati is the aunt of Oudi Recanati and of Leon Y. Recanati and Judith

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Yovel Recanati, who are brother and sister. Leon Y. Recanati is Chairman and Chief Executive Officer of IDBH and Chairman of IDBD. All the above named persons and entities may be deemed to share the power to vote and dispose of the Elron shares owned by DIC.

Ami Erel, Lenny Recanati and Avraham Asheri, directors of the Company, are also directors of Elron.

(3) The holdings in the Company's shares by the Bank Hapoalim Group are divided among several entities, mainly mutual funds.

ELECTION OF DIRECTORS

At the Meeting, three directors are to be elected, including two "External Directors" as defined in the Israeli Companies Law – 1999 (the "Companies Law"). Publicly held Israeli companies are required to appoint at least two External Directors. Among other requirements of the Companies Law, a person may not be appointed as an External Director if such person or such person's relative, partner or employer, or any entity controlled by such person, had, at any time during the two years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company. The term "affiliation" is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person's position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director. Each committee of the Company's Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors' Audit Committee.

An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director.

Amnon Harari and Yoram Shapira currently serve as External Directors, and each of their terms of office as External Directors ends in March 2002. External Directors appointed before February 2000 (such as the Company's current External Directors) serve for a five-year term and may not be re-appointed until two years have passed since the end of their term. External Directors appointed after February 2000 serve for a three-year term that may be extended for an additional three-year term.

Nathan Sharony and Joel Feldschuh have been nominated to serve as External Directors replacing Mr. Harari and Mr. Shapira.

In addition, Yigal Baruchi, a director of the Company, has announced his intention to resign from the Board of Directors effective February 28, 2002. Doron Birger has been nominated to replace Mr. Baruchi on the Board of Directors.

The Company expresses its appreciation to Mr. Harari, Mr. Shapira and Mr. Baruchi for their contributions to the Company during their years of service on the Board of Directors.

The Companies Law provides that a general shareholders meeting at which the appointment of External Directors is to be considered will not be held unless the nominees have declared to the Company that they comply with the qualifications for appointment as External Directors. Each of the proposed nominees to be External Directors of the Company, Mr. Sharony and Mr. Feldschuh, has declared to the Company that he complies with the qualifications for appointment as an External Director.

The persons named in the proxy intend to vote for the election of the above-mentioned three nominees. If elected, Mr. Birger will hold office until the next shareholders' Annual General Meeting and until his successor is elected and qualified, unless his office is vacated earlier in accordance with the Company's Articles of Association. Mr. Sharony and Mr. Feldschuh, if elected as External Directors, will each hold office for a three-year term unless his office is vacated earlier in accordance with the Company's Articles of Association.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. If Mr. Birger should be unable to serve, the proxies will be voted for the election of such other person as determined by the person named in the proxy in accordance with his or her judgment. If either of the nominees to the position of External Director should be unable to serve, another nominee will be elected in accordance with applicable law.

Information regarding the nominees is provided below.

Doron Birger. Doron Birger, 50, has served as President of Elron Electronics Industries Ltd. ("Elron") since September 2001 and as Chief Financial Officer since 1994 when he joined Elron. Prior to that he served as Chief Financial Officer for a number of companies including North Hills Electronics Ltd., Middle-East Pipes Ltd., Maquette Ltd., Bateman Engineering Ltd., I.D.C. Industrial Development Company and Fibronics Ltd. Mr. Birger serves as a director in several companies in the Elron group such as Elbit Ltd., Elron Software Inc., Elron TeleSoft Inc., Rafael Development Corporation, Galil Medical Ltd., Given Imaging Ltd., and Netvision Ltd. Mr. Birger holds BA and MA degrees in economics from the Hebrew University in Jerusalem.

Joel Feldschuh. Joel Feldschuh, 53, currently serves as the Chief Executive Officer of Ganden Technologies and as the Chairman and Chief Executive Officer of Ganden Security Service Solutions (GS-3) Ltd. From 1996 to 2000, he served as President and Chief Executive Officer of El Al Israeli Airlines Ltd. From 1994 to 1996, Mr. Feldschuh was the President of the Champion Motors Group. Prior to that, he served as the President of Edunetx Ltd. and as Chairman of Modein Housing Development Corp. Between 1967 and 1993, Mr. Feldschuh served in the Israeli Air Force ("IAF"), retiring with the rank of Brigadier General. He held various positions in the IAF including Fighters Wing Commander, Chief of Intelligence and Chief of Personnel. Mr. Feldschuh serves as an External Director of Technoplast Ltd. He holds a bachelor of arts degree in economics from Haifa University and masters of science degree in management from the Massachusetts Institute of Technology.

Nathan Sharony. Nathan Sharony, 67, has served since 1997 as a director for several companies, including Technorov Holdings (1993) Ltd. ("Technorov"), a high technology investment company, Bituach Yashir Ltd., Akershtain Industries Ltd., Ormat Industries Ltd. and International Technologies (Lasers) Ltd. From 1997 to 1999, he served as Chairman of Technorov. From 1994-1997, he was employed with a major U.S. brokerage firm. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including Head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of Elop Electro-Optical Industries Ltd. and Vice President for Logistics of Tadiran Electronic Industry Ltd. In 1982, Mr. Sharony completed 30 years of service in the Israel Defense Forces retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battle Officers Course in Fort Sill, Oklahoma, and studied military history at the Israel Defense Force's Staff and Command College.

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.

OTHER BUSINESS

Management knows of no other business to be conducted at the Meeting, but if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote on such matters according to their best judgment.

By Order of the Board of Directors

MICHAEL FEDERMANN
Chairman of the Board of Directors

JOSEPH ACKERMAN
President and Chief Executive Officer

Date: February 18, 2002

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